March 28, 2017

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Sparrow Funds, File Nos. 333-59877 and 811-08897

Dear Ms. Churko:

On February 15, 2017 you provided oral comments with respect to the Annual Report to Shareholders on Form N-CSR for the year ended August 31, 2016 (the "Annual Report") for Sparrow Funds (the "Registrant").  Please find below the Registrant’s responses to those comments, which it has authorized Thompson Hine LLP to make on its behalf.

Comment 1:

Although the Annual Reports for Sparrow Growth Fund (the “Fund”) were timely filed for 2015 and 2016, the certifications were signed more than 60 days beyond the August 31 fiscal year-end.  Please explain the reason(s) for the delay and confirm that the Registrant has procedures in place to ensure timely certifications in the future.

Response:

Registrant notes that the Form N-CSR requires, as set forth in 17 CFR 270.30a.2/Rule 30a-2 of the Investment Company Act of 1940, as amended,  that the certifications accompanying the report must be signed “at the time of filing of the report.”  The annual report on N-CSR is required to be filed within 10 days of transmission to shareholders which must be completed no later than 60 days after the Fund’s fiscal year end.  Accordingly, the certification may be signed as many as 70 days following the fiscal year end and still be timely under the rules.  Registrant notes that the August 31, 2015 N-CSR was filed on November 10, 2015, and the August 31, 2016 N-CSR was filed on November 9, 2016.  Registrant notes that the 2015 N-CSR was delayed as the result of an administrative error.  The Registrant confirms that those responsible for timely certifications have been retrained to ensure that such administrative errors are not repeated in the future.

Comment 2:

The link to the Fund’s prospectus on the Fund’s website is to the 2015 Prospectus.   Please confirm that the website has been updated to include the current prospectus.

March 28, 2017

Response:

The Registrant confirms that the link to the Fund’s prospectus on the Fund’s website is to the 2016 Prospectus.

Comment 3:

An amended Annual Report for the Fund’s fiscal year ended August 31, 2016 was filed on November 14, 2016.  Please explain the reason for the amendment.

Response:

The Registrant amended its Annual Report to correct formatting errors caused by misplaced page breaks.  The Registrant confirms that no substantive changes were made to the Annual Report.

Comment 4:

The Staff observes that the Fund appears to have invested more than 25% of its total assets in certain industries.  Please state whether the Fund has violated its concentration policy.

Response:

The Registrant is aware that as of its August 31, 2015 Annual Report, 25.26% of the Fund’s assets were in the Pharmaceutical Preparations industry.  Registrant notes that the Fund did not exceed 25% in any one industry as the immediate and direct result of the acquisition of a security but, rather, was the result of market growth of existing Fund holdings.  The adviser continuously monitors the Fund’s portfolio for compliance and as of the August 31, 2016 Annual Report, only 4.20% of the Fund’s assets remain in Pharmaceutical Preparations.

The Registrant is similarly aware that as of the quarter ended November 30, 2016, 24.39% of the Fund’s assets were invested in the Beverages sector.  Registrant notes that “beverages” may be properly classified as an industry sector only.  Registrant further notes that the Fund’s concentration policy applies as to industries as required by Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended.

Comment 5:

The Staff observes that the Fund employs a strategy of investing in a broad range of foreign and domestic stocks.  Please state whether the Fund’s principal investment strategy and risk disclosures reflect a strategy of significant investment in a particular industry or sector.

Response:

The Registrant has reviewed the Fund’s strategy and risk disclosure and believes they are appropriate.  In furtherance of the Fund’s objective, and as disclosed in the current prospectus, the adviser selects stocks using its proprietary investment model that “looks at a variety of factors to select stocks that the adviser believes demonstrate strong earnings momentum”, but is agnostic as to sector and industry classifications.  Registrant notes that the

March 28, 2017

Fund does not concentrate in any particular industry or sector as a matter of principal investment strategy.  Registrant further notes that the prospectus discloses the risks of sector concentration or over allocation in the “Sector Risk” disclosure.

Additionally, Registrant notes that sectors are an economic concept representing a non-standardized grouping of industries that service providers group at their discretion.  As a result, the allocation of a fund’s portfolio between sectors may vary depending on the industry classification service employed, such as between Global Industry Classification Standard (“GICS”) classification system and the Russell Global Sectors classification system.  Additionally, Registrant notes that it is not aware of a requirement to include sector allocation policy disclosure; Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended, pertains to industry or group of industries, and believes disclosure in addition to what is currently provided may be impermissible based on prior staff comments.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little